BANCOLOMBIA S.A. ANNOUNCES A SANCTION OF THE SUPERINTENDENCY OF FINANCE OF COLOMBIA

Medellín, Colombia, April 4, 2012

Bancolombia was notified today that the Superintendency of Finance of Colombia has imposed a fine on Bancolombia of COP 100 million (approximately USD 55,800) for technological issues that briefly interrupted certain banking services.

Sergio Restrepo	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Capital Markets VP	Corporate Development VP	Financial VP (I)	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837